Exhibit 99.1

Baidu Announces Second Quarter 2023 Results

BEIJING, China, August 22, 2023 — Baidu, Inc. (NASDAQ: BIDU and HKEX: 9888 (HKD Counter) and 89888 (RMB Counter), “Baidu” or the “Company”), a leading AI company with strong Internet foundation, today announced its unaudited financial results for the second quarter ended June 30, 2023.

“In the second quarter of 2023, Baidu Core accelerated revenue and profit growth, driven by the solid performance of online marketing business and operating leverage,” said Robin Li, Co-founder and CEO of Baidu. “Generative AI and large language models hold immense transformative power in numerous industries, presenting a significant market opportunity for us. To stay ahead of the game, we keep upgrading our models to generate more creative responses, while improving training throughput and lowering inference costs. Our latest foundation model, ERNIE 3.5, has been well recognized by our cloud customers, AI developers, and industry experts. By adopting an AI-native mindset, we are reinventing our products and offerings for innovative experiences, and to support various enterprises to capture this opportunity. Overall, Baidu is committed to building a new engine around generative AI and LLM to drive sustainable long-term growth.”

“Baidu Core non-GAAP operating profit grew by 27% from a year ago, with non-GAAP operating margin expanding to 25% from 22% a year ago and 23% a quarter ago. Baidu Core generated about RMB9.7 billion net cash from operating activities in the quarter. The improvement in profit and margins as well as strong cash generation were primarily driven by revenue acceleration and efficiency gain,” said Rong Luo, CFO of Baidu. “Baidu has invested in AI for over a decade and is well-positioned to capitalize on the opportunities arising from generative AI and LLM. As we look ahead, we remain steadfast in investing in AI, in particular large language models and generative AI in the upcoming quarters.”

Second Quarter 2023 Financial Highlights1

	Baidu, Inc.
(In millions except per ADS, unaudited)	Q2 2022	Q1 2023	Q2 2023		YOY	QOQ
	RMB	RMB	RMB	US$
Total revenues	29,647	31,144	34,056	4,697	15%	9%
Operating income	3,400	4,980	5,210	718	53%	5%
Operating income (non-GAAP)[2]	5,493	6,428	7,334	1,011	34%	14%
Net income to Baidu	3,637	5,825	5,210	718	43%	(11%)
Net income to Baidu (non-GAAP)[2]	5,541	5,727	7,998	1,103	44%	40%
Diluted earnings per ADS	9.97	15.92	14.17	1.95	42%	(11%)
Diluted earnings per ADS (non-GAAP)[2]	15.79	16.10	22.55	3.11	43%	40%
Adjusted EBITDA[2]	7,054	8,145	9,116	1,257	29%	12%
Adjusted EBITDA margin	24%	26%	27%	27%

1

Unless otherwise noted, RMB to USD was converted at an exchange rate of RMB7.2513 as of June 30, 2023, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Translations are provided solely for the convenience of the reader.

2	Non-GAAP measures are defined in the Non-GAAP Financial Measures section (see also “Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures” for more details).

	Baidu Core
(In millions, unaudited)	Q2 2022	Q1 2023	Q2 2023		YOY	QOQ
	RMB	RMB	RMB	US$
Total revenues	23,160	22,998	26,407	3,642	14%	15%
Operating income	3,246	4,091	4,568	630	41%	12%
Operating income (non-GAAP)[2]	5,121	5,363	6,516	899	27%	21%
Net income to Baidu Core	3,716	5,513	5,012	691	35%	(9%)
Net income to Baidu Core (non-GAAP)[2]	5,449	5,268	7,694	1,061	41%	46%
Adjusted EBITDA[2]	6,597	7,003	8,229	1,135	25%	18%
Adjusted EBITDA margin	28%	30%	31%	31%
Operational Highlights

Corporate

•

Baidu launched ERNIE 3.5 in May 2023, which is the latest foundation model powering ERNIE Bot, Baidu’s conversational AI bot. According to IDC’s latest report on the technological abilities of AI models, issued in July 2023, ERNIE 3.5 excels in many areas, such as algorithm, industry coverage, developer tools, and ecosystem.

•

Baidu earned a position in the China edition of the S&P Global Sustainability Yearbook, in recognizing its exceptional ESG scores. The selection stems from a comprehensive evaluation of 1,600 Chinese companies as part of the S&P Global 2022 Corporate Sustainability Assessment, underscoring Baidu’s sustainability practices.

AI Cloud

•	PaddlePaddle developer community grew to 8 million in mid-August, 2023. PaddlePaddle is Baidu’s self-developed open-source deep learning framework.

•	According to IDC’s 2022 report on China’s public cloud market, Baidu was once again ranked the No.1 AI Cloud provider in China, maintaining this position for the fourth consecutive year.

Intelligent Driving

•

Apollo Go, Baidu’s autonomous ride-hailing service, provided around 714K rides in the second quarter of 2023, up 149% year over year. As of June 30, 2023, the cumulative rides provided to the public by Apollo Go reached 3.3 million.

•

Apollo Go received permits to offer fully driverless ride-hailing services to the public in Shenzhen Pingshan area in June. Apollo Go has now been granted permission to provide fully driverless ride-hailing services to the public in four cities, including Beijing, Shenzhen, Wuhan and Chongqing.

•	Apollo Go received permits to conduct fully driverless testing on open roads in Shanghai Pudong area in July.

Other Growth Initiatives

•	Xiaodu ranked No.1 in smart display shipments and smart speaker shipments in China for the first quarter of 2023, according to IDC and Canalys.

Mobile Ecosystem

•	In June 2023, Baidu App’s MAUs reached 677 million, up 8% year over year.

•	Managed Page accounted for 52% of Baidu Core’s online marketing revenue in the second quarter of 2023.

iQIYI

iQIYI’s average daily number of total subscribing members for the quarter was 111.2 million, compared to 98.3 million for the second quarter of 2022 and 128.9 million for the first quarter of 2023.

Second Quarter 2023 Financial Results

Total revenues were RMB34.1 billion ($4.70 billion), increasing 15% year over year.

•

Revenue from Baidu Core was RMB26.4 billion ($3.64 billion), increasing 14% year over year; online marketing revenue was RMB19.6 billion ($2.71 billion), up 15% year over year, and non-online marketing revenue was RMB6.8 billion ($937 million), up 12% year over year.

•	Revenue from iQIYI was RMB7.8 billion ($1.08 billion), increasing 17% year over year.

Cost of revenues was RMB16.2 billion($2.23 billion), increasing 7% year over year, primarily due to an increase in content costs and traffic acquisition costs.

Selling, general and administrative expenses were RMB6.3 billion ($869 million), increasing 32% year over year, primarily due to an increase in channel spending and promotional marketing expenses.

Research and development expense was RMB6.4 billion ($880 million), increasing 1% year over year, primarily due to an increase in server depreciation expenses and cloud related expenses which support ERNIE Bot research inputs, partially offset by the decrease in personnel related expenses.

Operating income was RMB5.2 billion ($718 million). Baidu Core operating income was RMB4.6 billion ($630 million), and Baidu Core operating margin was 17%. Non-GAAP operating income was RMB7.3 billion ($1.01 billion). Non-GAAP Baidu Core operating income was RMB6.5 billion ($899 million), and non-GAAP Baidu Core operating margin was 25%.

Total other income, net was RMB1.4 billion ($189 million), increasing 807% year over year, primarily due to the increase in net foreign exchange gain and net interest income, partially offset by the increase of fair value loss from long-term investments.

Income tax expense was RMB1.3 billion ($175 million), compared to RMB25 million in the same period last year. The lower level of income tax expense in the second quarter of 2022 is primarily due to the reversal of certain tax expenses based on the 2021 tax return. Apart from the reversal, the main reason for the increase of income tax expense is the increase in profit before tax year over year.

Net income attributable to Baidu was RMB5.2 billion ($718 million), and diluted earnings per ADS was RMB14.17 ($1.95). Net income attributable to Baidu Core was RMB5.0 billion ($691 million), and net margin for Baidu Core was 19%. Non-GAAP net income attributable to Baidu was RMB8.0 billion ($1.10 billion). Non-GAAP diluted earnings per ADS was RMB22.55 ($3.11). Non-GAAP net income attributable to Baidu Core was RMB7.7 billion ($1.06 billion), and non-GAAP net margin for Baidu Core was 29%.

Adjusted EBITDA was RMB9.1 billion ($1.26 billion) and adjusted EBITDA margin was 27%. Adjusted EBITDA for Baidu Core was RMB8.2 billion ($1.14 billion) and adjusted EBITDA margin for Baidu Core was 31%.

As of June 30, 2023, cash, cash equivalents, restricted cash and short-term investments were RMB201.5 billion ($27.79 billion), and cash, cash equivalents, restricted cash and short-term investments excluding iQIYI were RMB196.9 billion ($27.15 billion). Free cash flow was RMB7.9 billion ($1.09 billion), and free cash flow excluding iQIYI was RMB7.1 billion ($973 million).

Conference Call Information

Baidu’s management will hold an earnings conference call at 8 AM on August 22, 2023, U.S. Eastern Time (8 PM on August 22, 2023, Beijing Time).

Please register in advance of the conference call using the link provided below. It will automatically direct you to the registration page of “Baidu Inc Q2 2023 Earnings Conference Call”. Please follow the steps to enter your registration details, then click “Register”. Upon registering, you will then be provided with the dial-in number, the passcode, and your unique access PIN. This information will also be emailed to you as a calendar invite.

For pre-registration, please click

https://s1.c-conf.com/diamondpass/10032710-f851qv.html

In the 10 minutes prior to the call start time, you may use the conference access information (including dial-in number(s), the passcode and unique access PIN) provided in the calendar invite that you have received following your pre-registration.

Additionally, a live and archived webcast of this conference call will be available at https://ir.baidu.com.

About Baidu

Founded in 2000, Baidu’s mission is to make the complicated world simpler through technology. Baidu is a leading AI company with strong Internet foundation, trading on NASDAQ under “BIDU” and HKEX under “9888”. One Baidu ADS represents eight Class A ordinary shares.

Contacts

Investors Relations, Baidu, Inc.

Tel: +86-10-5992-8888

Email: ir@baidu.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, Baidu’s and other parties’ strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Baidu’s growth strategies; its future business development, including development of new products and services; its ability to attract and retain users and customers; competition in the Chinese Internet search and newsfeed market; competition for online marketing customers; changes in the Company’s revenues and certain cost or expense items as a percentage of its revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese-language Internet search and newsfeed market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers, and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed with the Securities and Exchange Commission, and announcements on the website of the Hong Kong Stock Exchange. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement Baidu’s consolidated financial results presented in accordance with GAAP, Baidu uses the following non-GAAP financial measures: non-GAAP operating income (loss), non-GAAP operating margin, non-GAAP net income (loss) attributable to Baidu, non-GAAP net margin, non-GAAP diluted earnings per ADS, adjusted EBITDA, adjusted EBITDA margin and free cash flow. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Baidu believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain items that may not be indicative of its recurring core business operating results, such as operating performance excluding non-cash charges or non-operating in nature. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical performance and liquidity. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Non-GAAP operating income represents operating income excluding share-based compensation expenses, amortization and impairment of intangible assets resulting from business combinations.

Non-GAAP net income attributable to Baidu represents net income attributable to Baidu excluding share-based compensation expenses, amortization and impairment of intangible assets resulting from business combinations, disposal gain or loss, impairment of long-term investments, fair value change of long-term investments, adjusted for related income tax effects. Baidu’s share of equity method investments for these non-GAAP reconciling items, amortization and impairment of intangible assets not on the investees’ books, accretion of their redeemable non-controlling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per share, adjusted for related income tax effects, are also excluded.

Non-GAAP diluted earnings per ADS represents diluted earnings per ADS calculated by dividing non-GAAP net income attributable to Baidu, by the weighted average number of ordinary shares expressed in ADS. Adjusted EBITDA represents operating income excluding depreciation, amortization and impairment of intangible assets resulting from business combinations, and share-based compensation expenses.

For more information on non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measure.

Baidu, Inc.

Condensed Consolidated Statements of Income

(In millions except for per share (or ADS) information, unaudited)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2022	2023	2023	2023	2022	2023	2023
	RMB	RMB	RMB	US$(2)	RMB	RMB	US$(2)
Revenues:
Online marketing services	18,268	17,972	21,081	2,907	35,197	39,053	5,386
Others	11,379	13,172	12,975	1,790	22,861	26,147	3,606

Total revenues	29,647	31,144	34,056	4,697	58,058	65,200	8,992

Costs and expenses:
Cost of revenues(1)	15,171	15,152	16,167	2,230	30,717	31,319	4,319
Selling, general and administrative(1)	4,784	5,589	6,298	869	9,440	11,887	1,639
Research and development(1)	6,292	5,423	6,381	880	11,900	11,804	1,628

Total costs and expenses	26,247	26,164	28,846	3,979	52,057	55,010	7,586

Operating income	3,400	4,980	5,210	718	6,001	10,190	1,406
Other income (loss):
Interest income	1,525	1,915	1,948	269	2,979	3,863	533
Interest expense	(741)	(804)	(817)	(113)	(1,451)	(1,621)	(224)
Foreign exchange (loss) gain, net	(329)	(106)	1,176	162	(340)	1,070	148
Share of losses from equity method investments	(603)	(48)	(383)	(53)	(1,011)	(431)	(59)
Others, net	299	1,638	(555)	(76)	(2,987)	1,083	149

Total other income (loss), net	151	2,595	1,369	189	(2,810)	3,964	547

Income before income taxes	3,551	7,575	6,579	907	3,191	14,154	1,953
Income tax expense	25	1,193	1,270	175	416	2,463	340

Net income	3,526	6,382	5,309	732	2,775	11,691	1,613
Net (loss) income attributableto noncontrolling interests	(111)	557	99	14	23	656	90

Net income attributableto Baidu	3,637	5,825	5,210	718	2,752	11,035	1,523

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2022	2023	2023	2023	2022	2023	2023
	RMB	RMB	RMB	US$(2)	RMB	RMB	US$(2)
Earnings per ADS
(1 ADS representing 8 Class A ordinary shares):
— Basic	10.06	16.17	14.34	1.98	7.23	30.55	4.21
— Diluted	9.97	15.92	14.17	1.95	7.15	30.05	4.14
Earnings per share for Class A and Class B ordinary shares:
— Basic	1.26	2.02	1.79	0.25	0.91	3.82	0.53
— Diluted	1.25	1.99	1.77	0.24	0.89	3.76	0.52
Weighted average number of Class A and Class B ordinary shares outstanding (in millions):
— Basic	2,780	2,798	2,804	2,804	2,773	2,801	2,801
— Diluted	2,811	2,837	2,834	2,834	2,806	2,836	2,836

(1) Includes share-based compensation expenses as follows:
Cost of revenues	85	98	194	27	167	292	40
Selling, general and administrative	443	463	446	62	820	909	124
Research and development	1,493	828	1,403	193	2,357	2,231	309

Total share-based compensation expenses	2,021	1,389	2,043	282	3,344	3,432	473

(2)

All translations from RMB to U.S. dollars are made at a rate of RMB7.2513 to US$1.00, the exchange rate in effect as of June 30, 2023 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System.

Baidu, Inc.

Condensed Consolidated Balance Sheets

(In millions, unaudited)

	December 31, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	53,156	42,060	5,800
Restricted cash	11,330	11,325	1,562
Short-term investments, net	120,839	148,095	20,423
Accounts receivable, net	11,733	11,624	1,603
Amounts due from related parties	5,432	4,806	663
Other current assets, net	10,360	10,864	1,498

Total current assets	212,850	228,774	31,549

Non-current assets:
Fixed assets, net	23,973	24,312	3,353
Licensed copyrights, net	6,841	6,463	891
Produced content, net	13,002	12,722	1,754
Intangible assets, net	1,254	1,064	147
Goodwill	22,477	22,586	3,115
Long-term investments, net	55,297	53,153	7,330
Long-term time deposits and held-to-maturity investments	23,629	24,147	3,330
Amounts due from related parties	60	176	24
Deferred tax assets, net	2,129	1,906	263
Operating lease right-of-use assets	10,365	10,446	1,441
Other non-current assets	19,096	20,573	2,837

Total non-current assets	178,123	177,548	24,485

Total assets	390,973	406,322	56,034

	December 31, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	US$
LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY
Current liabilities:
Short-term loans	5,343	8,479	1,169
Accounts payable and accrued liabilities	38,014	36,046	4,971
Customer deposits and deferred revenue	13,116	14,588	2,012
Deferred income	72	138	19
Long-term loans, current portion	—	31	4
Convertible senior notes, current portion	8,305	23	3
Notes payable, current portion	6,904	13,410	1,849
Amounts due to related parties	5,067	5,067	699
Operating lease liabilities	2,809	2,916	402

Total current liabilities	79,630	80,698	11,128

Non-current liabilities:
Deferred income	159	106	15
Deferred revenue	331	423	58
Amounts due to related parties	99	88	12
Long-term loans	13,722	14,421	1,989
Notes payable	39,893	35,745	4,929
Convertible senior notes	9,568	11,447	1,579
Deferred tax liabilities	2,898	2,992	413
Operating lease liabilities	4,810	4,794	661
Other non-current liabilities	2,058	2,154	297

Total non-current liabilities	73,538	72,170	9,953

Total liabilities	153,168	152,868	21,081

Redeemable noncontrolling interests	8,393	9,088	1,253
Equity
Total Baidu shareholders’ equity	223,478	235,643	32,497
Noncontrolling interests	5,934	8,723	1,203

Total equity	229,412	244,366	33,700

Total liabilities, redeemable noncontrolling interests, and equity	390,973	406,322	56,034

Baidu, Inc.

Selected Information

(In millions, unaudited)

	Three months ended June 30, 2022 (RMB)					Three months ended March 31, 2023 (RMB)				Three months ended June 30, 2023 (RMB)				Three months ended June 30, 2023 (US$)
	Baidu Core	iQIYI	Elim & adj(2)		Baidu, Inc.	Baidu Core	iQIYI	Elim & adj(2)	Baidu, Inc.	Baidu Core	iQIYI	Elim & adj(2)	Baidu, Inc.	Baidu Core	iQIYI	Elim & adj(2)	Baidu, Inc.
Total revenues	23,160	6,657	(170)		29,647	22,998	8,349	(203)	31,144	26,407	7,802	(153)	34,056	3,642	1,076	(21)	4,697
YOY										14%	17%		15%
QOQ										15%	(7%)		9%
Costs and expenses:
Cost of revenues (1)	10,114	5,248	(191)		15,171	9,379	5,956	(183)	15,152	10,553	5,774	(160)	16,167	1,456	796	(22)	2,230
Selling, general and administrative (1)	3,990	801	(7)		4,784	4,533	1,106	(50)	5,589	5,344	979	(25)	6,298	737	135	(3)	869
Research and development (1)	5,810	482	—		6,292	4,995	428	—	5,423	5,942	439	—	6,381	819	61	—	880

Total costs and expenses	19,914	6,531	(198)		26,247	18,907	7,490	(233)	26,164	21,839	7,192	(185)	28,846	3,012	992	(25)	3,979

YOY
Cost of revenues										4%	10%		7%
Selling, general and administrative										34%	22%		32%
Research and development										2%	(9%)		1%
Costs and expenses										10%	10%		10%
Operating income	3,246	126	28		3,400	4,091	859	30	4,980	4,568	610	32	5,210	630	84	4	718
YOY										41%	384%		53%
QOQ										12%	(29%)		5%
Operating margin	14%	2%			11%	18%	10%		16%	17%	8%		15%
Add: total other income (loss), net	442	(291)	—		151	2,803	(208)	—	2,595	1,603	(234)	—	1,369	221	(32)	—	189
Less: income tax (benefit) expense	(11)	36	—		25	1,168	25	—	1,193	1,262	8	—	1,270	174	1	—	175
Less: net (loss) income attributable to NCI	(17)	13	(107	)(3)	(111)	213	8	336 (3)	557	(103)	3	199 (3)	99	(14)	—	28 (3)	14

Net income (loss) attributable to Baidu	3,716	(214)	135		3,637	5,513	618	(306)	5,825	5,012	365	(167)	5,210	691	51	(24)	718

YOY										35%	—		43%
QOQ										(9%)	(41%)		(11%)
Net margin	16%	(3%)			12%	24%	7%		19%	19%	5%		15%

	Three months ended				Three months ended				Three months ended				Three months ended
	June 30, 2022 (RMB)				March 31, 2023 (RMB)				June 30, 2023 (RMB)				June 30, 2023 (US$)
	Baidu		Elim &	Baidu,	Baidu		Elim &	Baidu,	Baidu		Elim &	Baidu,	Baidu		Elim &	Baidu,
	Core	iQIYI	adj(2)	Inc.	Core	iQIYI	adj(2)	Inc.	Core	iQIYI	adj(2)	Inc.	Core	iQIYI	adj(2)	Inc.
Non-GAAP financial measures:
Operating income (non-GAAP)	5,121	344		5,493	5,363	1,035		6,428	6,516	786		7,334	899	108		1,011
YOY									27%	128%		34%
QOQ									21%	(24%)		14%
Operating margin (non-GAAP)	22%	5%		19%	23%	12%		21%	25%	10%		22%
Net income attributable to Baidu (non-GAAP)	5,449	79		5,541	5,268	940		5,727	7,694	595		7,998	1,061	82		1,103
YOY									41%	653%		44%
QOQ									46%	(37%)		40%
Net margin (non-GAAP)	24%	1%		19%	23%	11%		18%	29%	8%		23%
Adjusted EBITDA	6,597	429		7,054	7,003	1,112		8,145	8,229	855		9,116	1,135	118		1,257
YOY									25%	99%		29%
QOQ									18%	(23%)		12%
Adjusted EBITDA margin	28%	6%		24%	30%	13%		26%	31%	11%		27%

(1) Includes share-based compensation as follows:

Cost of revenues	49	36		85	65	33		98	160	34		194	22	5		27
Selling, general and administrative	339	104		443	377	86		463	356	90		446	50	12		62
Research and development	1,431	62		1,493	778	50		828	1,358	45		1,403	187	6		193

Total share-based compensation	1,819	202		2,021	1,220	169		1,389	1,874	169		2,043	259	23		282

(2)	Relates to intersegment eliminations and adjustments.
(3)	Relates to the net income/(loss) attributable to iQIYI noncontrolling interests.

Baidu, Inc.

Condensed Consolidated Statements of Cash Flows

(In millions, unaudited)

	Three months ended			Three months ended			Three months ended			Three months ended
	June 30, 2022 (RMB)			March 31, 2023 (RMB)			June 30, 2023 (RMB)			June 30, 2023 (US$)
	Baidu			Baidu			Baidu			Baidu
	excl.		Baidu,	excl.		Baidu,	excl.		Baidu,	excl.		Baidu,
	iQIYI	iQIYI	Inc.	iQIYI	iQIYI	Inc.	iQIYI	iQIYI	Inc.	iQIYI	iQIYI	Inc.
Net cash provided by operating activities	7,658	48	7,706	4,838	1,002	5,840	9,746	886	10,632	1,344	122	1,466
Net cash (used in) provided by investing activities	(3,027)	(653)	(3,680)	(32,816)	167	(32,649)	7,309	(421)	6,888	1,008	(58)	950
Net cash provided by (used in) financing activities	877	(334)	543	1,055	(3,357)	(2,302)	1,908	(1,176)	732	263	(162)	101
Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,230	75	1,305	(96)	(9)	(105)	496	128	624	68	18	86

Net increase (decrease) in cash, cash equivalents and restricted cash	6,738	(864)	5,874	(27,019)	(2,197)	(29,216)	19,459	(583)	18,876	2,683	(80)	2,603
Cash, cash equivalents and restricted cash
At beginning of period	43,924	3,883	47,807	57,374	7,862	65,236	30,355	5,665	36,020	4,186	781	4,967
At end of period	50,662	3,019	53,681	30,355	5,665	36,020	49,814	5,082	54,896	6,869	701	7,570
Net cash provided by operating activities	7,658	48	7,706	4,838	1,002	5,840	9,746	886	10,632	1,344	122	1,466
Less: Capital expenditures	(2,124)	(66)	(2,190)	(1,295)	—	(1,295)	(2,693)	(13)	(2,706)	(371)	(2)	(373)

Free cash flow	5,534	(18)	5,516	3,543	1,002	4,545	7,053	873	7,926	973	120	1,093

Note: Baidu excl. iQIYI represents Baidu, Inc. minus iQIYI’s consolidated cash flows.

Baidu, Inc.

Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures

(In millions except for per ADS information, unaudited)

	Three months ended			Three months ended			Three months ended			Three months ended
	June 30, 2022 (RMB)			March 31, 2023 (RMB)			June 30, 2023 (RMB)			June 30, 2023 (US$)
	Baidu		Baidu,	Baidu		Baidu,	Baidu		Baidu,	Baidu		Baidu,
	Core	iQIYI	Inc.	Core	iQIYI	Inc.	Core	iQIYI	Inc.	Core	iQIYI	Inc.
Operating income	3,246	126	3,400	4,091	859	4,980	4,568	610	5,210	630	84	718
Add: Share-based compensation expenses	1,819	202	2,021	1,220	169	1,389	1,874	169	2,043	259	23	282
Add: Amortization and impairment of intangible assets(1)	56	16	72	52	7	59	74	7	81	10	1	11

Operating income (non-GAAP)	5,121	344	5,493	5,363	1,035	6,428	6,516	786	7,334	899	108	1,011
Add: Depreciation of fixed assets	1,476	85	1,561	1,640	77	1,717	1,713	69	1,782	236	10	246

Adjusted EBITDA	6,597	429	7,054	7,003	1,112	8,145	8,229	855	9,116	1,135	118	1,257
Net income (loss) attributable to Baidu	3,716	(214)	3,637	5,513	618	5,825	5,012	365	5,210	691	51	718
Add: Share-based compensation expenses	1,815	202	1,916	1,220	169	1,297	1,872	169	1,949	258	23	269
Add: Amortization and impairment of intangible assets(1)	50	16	59	49	7	53	61	7	65	8	1	9
Add: Disposal (gain)	(25)	—	(25)	(217)	—	(217)	(919)	(89)	(959)	(127)	(12)	(132)
Add: Impairment of long-term investments	222	11	228	31	119	85	270	155	340	38	21	47
Add: Fair value (gain) loss of long-term investments	(547)	2	(546)	(1,312)	10	(1,307)	1,239	(4)	1,237	171	(1)	171
Add: Reconciling items on equity method investments(2)	403	60	455	(122)	18	(114)	296	(9)	292	41	(1)	40
Add: Charitable donation from Baidu(4)	136	—	136	—	—	—	—	—	—	—	—	—
Add: Tax effects on non-GAAP adjustments(3)	(321)	2	(319)	106	(1)	105	(137)	1	(136)	(19)	—	(19)

Net income attributable to Baidu (non-GAAP)	5,449	79	5,541	5,268	940	5,727	7,694	595	7,998	1,061	82	1,103

	Three months ended			Three months ended			Three months ended			Three months ended
	June 30, 2022 (RMB)			March 31, 2023 (RMB)			June 30, 2023 (RMB)			June 30, 2023 (US$)
	Baidu		Baidu,	Baidu		Baidu,	Baidu		Baidu,	Baidu		Baidu,
	Core	iQIYI	Inc.	Core	iQIYI	Inc.	Core	iQIYI	Inc.	Core	iQIYI	Inc.
Diluted earnings per ADS			9.97			15.92			14.17			1.95
Add: Accretion of the redeemable noncontrolling interests			0.39			0.46			0.50			0.07
Add: Non-GAAP adjustments to earnings per ADS			5.43			(0.28)			7.88			1.09

Diluted earnings per ADS (non-GAAP)			15.79			16.10			22.55			3.11

(1)	This represents amortization and impairment of intangible assets resulting from business combinations.
(2)

This represents Baidu’s share of equity method investments for other non-GAAP reconciling items, amortization and impairment of intangible assets not on the investee’s books, accretion of their redeemable noncontrolling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per share.

(3)	This represents tax impact of all non-GAAP adjustments.
(4)	This represents non-recurring charitable donation to discrete events.